Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
June 15, 2007
CONVERIUM HOLDING AG
(Translation of registrant’s name into English)
Dammstrasse 19
CH-6301 Zug
Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not Applicable

AMENDMENT TO THE REPORT OF THE BOARD OF DIRECTORS OF CONVERIUM HOLDING AG CONCERNING THE TAKEOVER OFFER OF SCOR S.A.
A.	BACKGROUND
On 26 February 2007, SCOR S.A., Puteaux, France (“SCOR”) pre-announced its offer for all publicly held registered shares in Converium Holding AG, Zug, Switzerland (“Converium”) with a par-value of CHF 5 per share (“Converium Share”). SCOR published its offer prospectus on 5 April 2007, and Converium published its first board report on 14 April 2007.
The parties entered into negotiations in May and signed a transaction agreement on 10 May 2007 (“Transaction Agreement”). According to the Transaction Agreement SCOR agreed to increase the cash portion of its offer from CHF 4 per Converium Share to CHF 5.5 per Converium Share and to waive its right to decrease the offer price by the dividend of CHF 0.2 per Converium Share that was resolved in Converium’s AGM of 10 May 2007.
Converium shareholders will also benefit from the amount of SCOR’s proposed dividend for the business year 2006 of EUR 0.8 per SCOR share, as they will receive for each tendered Converium Share an amount of EUR 0.4 in cash and translated into CHF.
B. RECOMMENDATION AND REASONS
The recommendation and the reasons set out below are in replacement of those contained in Section B of the first report of the Board of Directors published on 14 April 2007.
1.	Recommendation
After careful consideration, the Board of Directors of Converium determined that it is in the best interest of Converium, its shareholders, and the other stakeholders to support SCOR’s increased offer (“Offer”). The Board of Directors therefore unanimously recommends that the shareholders of Converium accept the Offer and tender their Shares into the Offer. Such decision is fully supported by all members of Converium’s Global Executive Committee (“GEC”).
2. Reasons
a) Prolonged and Hostile Stalemate Could Have Damaged Converium’s Franchise
The primary objective of recommending the Offer, fully supported by the GEC, was to prevent damage to all parties involved in case of a prolonged and hostile stalemate. In the interest of Converium’s shareholders, employees and clients Converium wished to clear the way for a successful combination and to avoid a situation which could have led to disadvantages for all parties involved and could have damaged Converium’s franchise.

In the Transaction Agreement, Converium agreed to support the integration process. In particular:
- SCOR and Converium agreed to cooperate to ensure that the Offer conditions be met and the Offer be consummated without delay;

- SCOR and Converium agreed to coordinate, cooperate and use their commercially reasonable best efforts to obtain from counterparties necessary consents so as to avoid termination of agreements because of change of control clauses;

- SCOR and Converium agreed to set up a joint integration committee and a joint underwriting committee to ensure a smooth integration of the two organizations, to combine SCOR’s Dynamic Lift Plan and Converium’s Business Plan, and to set up the underwriting plan for 2008;

- Converium and also the CEO and the CFO of Converium agreed to use their best efforts to support the transfer of the managerial control.
The Board of Directors believes that these measures will help to minimize the possible integration and execution risk of the transaction. The risk of losing customers can be substantially lowered, but may not be entirely excluded due to the tendency of the customers to diversify their reinsurance exposures. The extent of a possible loss of customers cannot be predicted definitively today, because it mainly depends on whether the customers, employees and business partners choose to remain with the combined entity. While Converium estimated the loss of premium income originally at up to USD 800 million due to the hostile nature of the offer, the Board of Directors is, given the friendly cooperation, hopeful that the combined entity will be able to minimize such premium loss substantially. Further, the agreed cooperation between SCOR and Converium with regard to the Offer and the integration is expected to make an important contribution to the retention of key personnel.
Converium will cooperate with SCOR to combine SCOR’s Dynamic Lift Plan and Converium’s Business Plan with a view towards securing “A-” financial strength rating for the combined entity. After the announcement of the Board of Directors’ support for the Offer, Standard & Poor’s Ratings Services stated that Converium’s “A-” financial strength rating remains unaffected by the Board of Directors’ recommendation of the Offer.
The integration process is undertaken with a view to reducing the risks on the SCOR share price, which represents about three fourths of the Offer price. At the Annual General Meeting held on 10 May 2007, the proposed capital reduction of approximately USD 300 million was dismissed. Thus, such equity will not be replaced by hybrid capital. Further, the prospective growth rate, the return on equity and the hybrid capacity of the combined entity is not known today, since these elements will substantially depend on the combination of SCOR’s Dynamic Lift Plan with Converium’s Business Plan and the implementation of the combined plan. Nevertheless, the Board of Directors is of the view that the cooperation within the integration process will have a positive effect on these elements and thus also for the shareholders of both companies.

It is to be noted that as long as the Offer has not been consummated, the integration process will only be prepared, but may not be implemented. Finally, Converium understands that SCOR will comply with Article 13 of the Ordinance on the Supervision of private Insurance Companies.
b) Increased Offer Price Values Converium’s Franchise Adequately
SCOR increased the cash component of its Offer price by CHF 1.5 and waived its right to decrease the Offer price due to Converium paying a dividend of CHF 0.2 per Converium Share. Taking the dividend payout into account, this leads to an increase of the valuation of Converium by about CHF 250 Million. The Board of Directors believes that this increase raises the Offer price to a level where it is adequate. The increase in the offer price represents a significant improvement in the consideration offered to Converium’s shareholders and recognizes Converium’s remarkable turnaround of the past two years. It further reflects the exceptional quality of Converium’s staff, longstanding client relationships and excellent growth prospects supported by a strong capital position.
The Offer price, computed based on the unaffected share price of the SCOR share per 16 February 2007, now represents a premium of 24.2% compared to the one month’s average share price of the Converium Share prior to the announcement by SCOR of its acquisition of 32.9% of all Converium Shares. Such premium corresponds approximately to the average of the premiums offered in Switzerland since 2001 in public takeovers where no competing bid was submitted. It is above the median of these offer premiums. If such Offer price is compared to the closing share price of the Converium Share on 16 February 2007, a premium of 20.3% results. Such premium is between the median and the average of the premiums offered in Switzerland since 2001 in public takeovers where no competing bid was submitted.
These premiums are below those offered in prominent unsolicited offers (Leica Geosystems Holding AG, Saia Burgess Electronics Holding AG, Bank Linth AG und SIG Holding AG). However, for these companies, competing offers were submitted, which often results in an increase of the offer price. This was not the case at hand. Since the increase of the Offer price has been published, the average Offer price is slightly above (by about 1%) the share price of the Converium Share.

c)	The Increased Offer, in Combination with the Transaction Agreement Negotiated by the Board of Directors, Gives Due Regard to the Interests of Other Stakeholders
The Board of Directors believes that the increased Offer, together with the Transaction Agreement, also gives due regard to the interest of the major stakeholders:
In the Transaction Agreement, SCOR agreed, subject to the settlement of the Offer, to maintain a strong presence in Zurich and to make Zurich one of the three European key hubs of the combined Group. The Zurich operating entity shall operate as a strategic pillar of the combined Group. Except for employees with a change of control clause in their employment agreement and for terminations for cause, SCOR agreed to ensure, subject to the settlement of the Offer, that Converium and its Swiss subsidiaries do not serve notice of termination in respect of employment agreements for a period of twelve months following the settlement of the Offer. Finally, SCOR also agreed to implement a secondary listing of its own shares at SWX Swiss Exchange.
The improved Offer still excludes US shareholders. Nevertheless, since the publication of the last board report, the percentage of shares held by US shareholders has decreased. Although US persons may beneficially hold additional shares, the US persons registered in Converium’s share register now only hold less than 3% of all Converium Shares (including those deposited for ADRs). Further, if the offer is not extended to US shareholders, substantial costs can be saved, which is in favor of all shareholders. Given the enhanced Offer price and the uncertainty of success of the lawsuit by which Converium intended to reach an extension of the Offer into the US, Converium decided to drop the lawsuit.
C. ADDITIONAL INFORMATION REQUIRED BY SWISS TAKEOVER RULES
1. Members of the Board of Directors
On the occasion of the annual shareholders’ meeting of 10 May 2007, Mr. Derrell J Hendrix ceased to be a member of the Board of Directors. The Transaction Agreement provides that Mr. Gilles Meyer be proposed as new board member. Mr. Hendrix’ position is still vacant. The other board members are still in office. In line with the Transaction Agreement, the Board of Directors will call an extraordinary shareholders’ meeting as soon as possible after the Offer has been declared successful. As per this moment, it is planned that the current Board of Directors will resign.
2. Potential Conflicts of Interest and Payments in Connection with the Takeover
a) Remuneration of the Members of the Board of Directors
The overall compensation for the Board of Directors for the year 2007/2008 is mentioned in Converium’s annual report 2006 (p. 24). Originally, part of this compensation was paid in shares and options. Now the entire remunerations shall be paid in cash. The yearly compensation for the chairman amounts to CHF 660,000, for the vice chairman to CHF 330,000 and for the other board members to CHF 220,000 per member.

The Board of Directors has further authorized the payment of additional compensation in recognition of the additional extraordinary work performed by the Chairman in connection with the Offer on an hourly/daily basis derived from the compensation for his regular work. As Chairman’s compensation is based on an assumption that he will spend 72 work days a year in his capacity, the Board set the maximum amount of daily compensation for his additional extraordinary work on the Offer by dividing his total annual compensation by 72. Additionally, members of the Board of Directors are entitled to receive additional compensation in connection with their participation at special meetings of the Board of Directors related to the Offer (CHF 5,000 for attending in person and CHF 2,500 for attending by phone or video conference). For the chairman, this additional compensation is paid in lieu of the above mentioned compensation for extraordinary additional work.
The board members are not entitled to any further compensation, such as for example a compensation as a result of them resigning from their office.
b)	Intention of the Members of the Board of Directors and of the Members of the GEC with Regard to their own Shares
Currently, the board members intend to tender their Converium Shares into the Offer. The Board of Directors is not aware of whether the members of the GEC intend to tender their Converium Shares into the Offer or not. Each member of the GEC may freely decide on this issue.
c) Payments due to the Takeover
In the last board report, it was mentioned that the members of the GEC will be entitled to certain payments if such member of the GEC terminates its employment for good reason or if their employment is terminated by their employer without cause. It is to be noted that the payments mentioned in the last board report are cumulative payments. Further, the term good reasons entails a material change or reduction of a GEC member’s business responsibilities resulting in a materially different scope of responsibility of its employment compared to its responsibilities prior to the change of control. The term cause corresponds to the term important reason according to Swiss employment law. Further, Mr. Krall will leave the GEC as per 30 June 2007. When leaving the GEC, he will receive a payment of CHF 1.1 million and may profit from the premature vesting of his options and his deferred claims to Converium Shares.
The yearly compensation for the remaining members of the GEC is composed of a yearly base salary, the payments under the Annuanl Incentive Plan (AIP) and the Long Term Incentive Plan (LTIP). The yearly base salaries amount to: Inga Inga Beale CHF 650,000, Paolo de Martin CHF 550,000, Jakob Eugster CHF 550,000, Christian Felderer CHF 400,000, Benjamin Gentsch CHF 565,000, Andreas Zdrenyk CHF 450,000. Under the AIP the target payments amount to 200% of the yearly base salary for Inga Beale and to 75% of the yearly base salary for the other GEC members. The actual yearly payment to be made under the AIP varies between 0% and 200% of the target payment. The actual payment is discretionarily determined based on the achievement by the GEC members of the goals set. So far, the LTIP provided for the allocation of deferred claims for the delivery of Converium Shares. Because of the Offer, this compensation is now paid in cash. The target bonus under the LTIP corresponds to the yearly salary of each of the GEC members. The actual payment is discretionarily determined based on the achievement by the GEC members of the goals set.

3. Share and Option Program
It is to be noted that to cover employee stock option plans, Converium, on 28 February 2007, 6 March 2007, 26 April 2007, and 7 May 2007, purchased 950,000 Converium Shares in the market.
Further, in the last report of the Board of Directors it was mentioned that unvested options will vest at the latest at the moment of the change of control. According to the Transaction Agreement, this will be the first day of the additional offer period. At the same time the sales restriction for Converium Shares that are still blocked under the share program is waived.
Because the current number of Converium Shares held by Converium is not sufficient to cover all stock options of employees and board members, the Board of Directors decided that for each option that has not been exercised by the beginning of the additional offer period cash compensation is going to be paid. The total amount of such compensation is not known yet.
4. Agreements with SCOR
The Transaction Agreement is described in Section B of this board report. Additional information on the Transaction Agreement may be found in the offer amendment which will be published concurrently with this report and in Section C.5 and C.6 below.
Except for the Transaction Agreement, there are no further agreements between SCOR and Converium or any member of Converium’s Board of Directors or of the GEC.
5. Termination Agreements with the CEO and the CFO
As part of the Transaction Agreement and subject to the settlement of the Offer, the CEO and the CFO entered into termination agreements regarding their current employment agreements. These agreements have not been formally executed yet. Nevertheless, the CEO and the CFO committed to enter into these Agreements. Their employment agreements will thus terminate as of 31 December 2007. Up to this date, the current employment agreements will remain in full force and the CEO and the CFO will use their best efforts to facilitate a smooth transition of the management to SCOR. On 1 February 2008, the CEO will receive a payment of CHF 4.2 million and the CFO will receive a payment of CHF 2.5 million. The lump sum payment is in lieu of all claims the CEO or the CFO have or may have as per the end of the employment agreement or thereafter.
6. Defense Measures
This Section C.6 replaces Section C.5 of the first report of the Board of Directors published on 14 April 2007.

The Board of Director of Converium has no defense measures planned. In the Transaction Agreement, Converium agreed to abstain from taking steps that could prevent or compromise the Offer or could be detrimental to it, subject to a superior offer having been announced or pre-announced.
7. Financial Reporting and Further Information
The quarterly report for the first quarter 2007 may be downloaded from Converium’s webpage as follows: http://www.converium.com/media/20070419_Conv_1Q2007_PRe.pdf. Since the publication of this quarterly report Converium’s assets, financial conditions, profitability and prospects did not substantially change.
Further information regarding the company may be found on http://www.sec.gov , i.e. the webpage of the US Securities and Exchange Commission.
Zug, 9 June 2007

For the Board of Directors
____________________________________ Dr. Markus Dennler Chairman of the Board of Directors

This publication contains specific forward-looking statements, e.g. statements including terms like “believe”, “assume”, “expect” or similar expressions. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may result in a substantial divergence between the actual results, financial situation, development or performance of the company and those explicitly or implicitly presumed in these statements. Against the background of these uncertainties readers should not rely on forward-looking statements. The company assumes no responsibility to update forward-looking statements or to adapt them to future events or developments, unless required by the law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
CONVERIUM HOLDING AG

By:	/s/ Inga Beale

	Name:	Inga Beale
	Title:	Chief Executive Officer, Converium Holding AG

By:	/s/ Christian Felderer

	Name:	Christian Felderer
	Title:	General Legal Counsel
Date:   June 15, 2007